Exhibit 99.4

SAUDI ARAMCO AND TOTAL AWARD EPC CONTRACTS FOR JUBAIL EXPORT REFINERY
DHAHRAN, SAUDI ARABIA AND PARIS, FRANCE (June 18, 2009) — Saudi Aramco Total Refining and Petrochemical Company (SATORP) finalized the awarding plan for Engineering, Procurement and Construction (EPC) contracts that constitute the thirteen different process packages of their Jubail joint venture refinery, following a meeting of the SATORP Board of Directors. The awarding of these contracts marks an important step in the execution of this 400,000 barrel per day world-class, full-conversion refinery in Jubail, Saudi Arabia, which plans to be fully operational by the second half of 2013.
When completed, the export refinery will be one of the most advanced refineries in the world and will process Arabian Heavy crude to products fulfilling the most stringent specifications, to meet rising demand for environmentally-friendly fuels. A portion of Jubail refinery’s production will be consumed locally to meet spikes in domestic demand. In-Kingdom refineries, such as the Jubail joint venture, have the location advantage to effectively and efficiently supply both international and domestic demand.
The full-conversion refinery will maximize production of diesel and jet fuels, and will also produce 700,000 tons per year (t/y) of paraxylene, 140,000 t/y of benzene and 200,000 t/y of polymer-grade propylene.
“Today we are marking a major milestone in our partnership with Total, which has been strong historically but is now stronger than ever,” said Khalid Al-Falih, President and CEO of Saudi Aramco. “The Jubail Export Refinery is a strategic project for Saudi Aramco and the Kingdom of Saudi Arabia, and its timely implementation will ensure that global and regional markets will be well supplied with high quality products in the next decade. Our commitment to fund a project of this scale demonstrates our confidence that energy markets will grow in the years to come, and our confidence that the Kingdom is the ideal location for energy investments by global investors.”
“I am delighted that we have decided to launch the development of the Jubail refinery project with Saudi Aramco,” said Christophe de Margerie, Chief Executive Officer of Total. “Today, we have passed an important milestone, which shows the quality of the strategic partnership between our two companies and their determination to bring off such a far-reaching project, even in a weaker economic environment. As a result, we will be able to meet, from 2013, the increasing demand for high-quality refined products from Asia and the Middle East.”
The synergies between Saudi Aramco and Total lie in the fact that both companies bring knowledge and expertise to the joint venture company. Saudi Aramco’s crude oil supply is located near Jubail, a world-class industrial area, while Total is an international oil company with a fully integrated value chain and a global presence.
The project adds value to the local economy through job creation and opportunities for further downstream investments by local businessmen. It is estimated that the refinery will create approximately 1,200 direct employment opportunities in the Kingdom, each of which typically creates five to six indirect job opportunities.
On May 6 and May 8, 2008, respectively, the Executive Committee of Total and the Board of Directors of Saudi Aramco decided to launch the project, and on June 22, 2008, a ‘Shareholder Agreement’ was signed in Jiddah, Saudi Arabia, by Saudi Aramco and Total S.A.
Following the signing of the agreement, SATORP was formed during the third quarter of 2008, and the project remains on schedule. Saudi Aramco and Total will ultimately own 37.5 percent of the company each. Subject to required regulatory approvals, Saudi Aramco plans to offer 25 percent of the company to the Saudi public in an Initial Public Offer (IPO) during the last quarter of 2010
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About Saudi Aramco
Owned by the Saudi Arabian Government, Saudi Aramco is a fully-integrated, global petroleum enterprise, and a world leader in exploration and producing, refining, distribution, shipping and marketing. The company manages proven conventional reserves of 260 billion barrels of oil, the largest of any company in the world, and manages the fourth-largest gas reserves in the world.
In addition to its headquarters in Saudi Arabia’s Eastern Province city of Dhahran, Saudi Aramco has affiliates, joint ventures and subsidiary offices in China, Japan, the Netherlands, the Republic of Korea, Singapore, Malaysia, the United Arab Emirates, the United Kingdom and the United States. More information about Saudi Aramco can be found at www.saudiaramco.com
About Total
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
For further media information:

Saudi Aramco	Neville Roome Phone: +966 3 874-5350 E-mail: neville.roome@aramco.com Sami Saeed Phone: +966 3 874-5885 E-mail: sami.saeed.2@aramco.com

Total	Michael Crochet-Vourey Phone: + 33 14 744-8133 E-mail: michael.crochet-vourey@total.com